Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Statement of Cash Flows
January - June, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,638.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
2240 Sales Tax Payable	4,826.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,826.58**
Net cash provided by operating activities	**$ -10,811.69**
INVESTING ACTIVITIES	
1390 Port Kitchen Security Deposit	-2,960.00
Net cash provided by investing activities	**$ -2,960.00**
FINANCING ACTIVITIES	
3010 Start Up Gifts	15,000.00
3020 Owner's Pay & Personal Expenses	-9,845.08
Net cash provided by financing activities	**$5,154.92**
NET CASH INCREASE FOR PERIOD	**$ -8,616.77**
Cash at beginning of period	7,973.43
CASH AT END OF PERIOD	**$ -643.34**